October 22, 2007

Via Facsimile and EDGAR Submission

Ryan Rohn, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549-7010

Facsimile No.: (202) 772-9369

Re:	The Shaw Group Inc.
Form 10-K/A for the Fiscal Year Ended August 31, 2006
Form 10-Q/A for the Quarterly Period Ended November 30, 2006
Form 10-Q for the Quarterly Period Ended February 28, 2007
Form 10-Q for the Quarterly Period Ended May 31, 2007
File No. 001-12227

Dear Sirs:

This letter is being furnished on behalf of The Shaw Group Inc. in response to the comments of the Staff of the Securities and Exchange Commission contained in a letter dated October 15, 2007 with respect to the above referenced filings. For your convenience we have forth the text of the Staff’s comments in full followed by our responses. In this letter, references to “the Company”, “Shaw”, “we”, “us” and “our” mean The Shaw Group Inc.

Form 10-Q/A for the Quarterly Period ended November 30, 2006

Note 2 – Restatement of Financial Statements, page 12

1.

We note your disclosure that as a result of your extended review of your accounting records during fiscal 2007, you identified approximately $4.3 million ($3.1 million after tax) that relates to prior years errors. In consideration that your net loss for the nine months ended May 31, 2007 was $21.96 million, these errors appear to be quantitatively material. The amount of the prior year errors is also material to your net income for the quarterly period ended November 30,

2006 and appears likely to be material to earnings for the months ended August 31, 2007. Correction of an error in prior period financial statements is required to be reported as a prior period adjustment through restatement of the financial statements of all periods pursuant to paragraph 25 of SFAS 154 and paragraph 18 of APB 9 and is required to be disclosed pursuant to paragraph 26 of SFAS 154. We do not agree that recognition of prior years’ errors in the period in which the errors are discovered complies with GAAP. We believe GAAP requires the company to determine the appropriate periods in which the errors occurred and restate the financial statements accordingly. Therefore, please amend your Form 10-K/A for the fiscal period ended August 31, 2006 and the subsequent Form 10-Q’s.

Management Response

Introduction

In connection with our restatement procedures for the three-month period ended November 30, 2006, we identified $4.3 million ($3.1 million after tax) of errors related to prior periods, which we recorded in the restated three-month period ended November 30, 2006. We disclosed this adjustment specifically in Note 2—Restatement of Financial Statements, to inform our readers of the nature of the restatement adjustments as compared to our originally filed Form 10-Q.

We completed a materiality assessment of all known out-of-period adjustments (“Adjustments”) prior to our recent series of filings. Our assessment reflects the following:

•	Our reported net income for fiscal 2006 of $50.9 million is overstated by $1.4 million, or 2.7%;
•	Our reported net loss of $14.0 million for the three-month period ended November 30, 2006 as restated, is overstated by approximately $1.1 million, or 7.8%;
•	Our reported net loss for the nine-month period ended May 31, 2007 of $22.0 million is overstated by $1.4 million, or 6.2%.

For a number of both quantitative and qualitative factors, our materiality assessment concluded that the effects of these errors on our reported financial results for all periods were immaterial. We discussed these conclusions with our Audit Committee and with our current and former independent public accountants who agreed with our assessment.

Background Information

On September 27, 2007, we filed a Form 10-Q/A for the quarterly period ended November 30, 2006 (the Amended Filing). As part of the explanation for the change from the Original Filing to the Amended Filing, we disclosed the following in Note 2 — Restatement of Financial Statements:

In addition, as a result of our extended review of our accounting records during fiscal 2007, we identified items which reduced our previously reported pre-tax income for the three months ended November 30, 2006 by $5.3 million ($3.4 million after tax) that should have been recorded as of November 30, 2006. Of this amount, approximately $4.3 million ($3.1 million after tax) relates to prior years errors primarily in our E&C segment. These prior years errors include $2.2 million pre-tax for certain deferred costs deemed unrecoverable and $2.1 million pre-tax of individually insignificant changes to cost forecasts on several different projects.

This above disclosure was included in the explanation for the restatement of the previously filed financial statements and was intended to explain changes from the Original Filing to the Amended Filing. Therefore, the disclosure included only the amount of corrections of prior period errors that had changed from the Original Filing. However, our total Adjustments include both the $4.3 million ($3.1 million after tax) corrections as well as certain other offsetting Adjustments effecting other financial statement captions like income from non-consolidated affiliates, minority interest and income taxes that collectively result in a net reduction in our results of operations for the three months ended November 30, 2006 by less than $1.1 million. No individual items were considered material by us.

On October 18, 2007, there was a conference call between representatives of the Staffs of the Securities and Exchange Commission (the Staff), Shaw, and our current auditors, KPMG LLP. During that conference call, Shaw informed the Staff of the facts described above. At the conclusion of the call, we agreed to provide to the Staff, a summary of the quantitative and qualitative impact of all of the errors that the Company identified and considered for each quarterly period in our fiscal 2007, as well as the impact of those errors on prior periods. Attached to this response are Exhibits I – III which provide a summary quantitative analysis. The following provides a summary of the Company’s key conclusions related to that analysis.

Materiality Assessment

Introduction:

Shaw is a large and growing company in the Engineering and Construction (“E&C”) industry. Our revenues and backlog of unfilled orders are closely tracked by E&C investors, lenders, and analysts as revenues and backlog are important measures for this industry where contracts can range in value from several hundred million to in excess of one billion dollars. These contracts typically take four to five years to complete. As such, we dedicate significant disclosure in our public filings and quarterly analyst conference calls to backlog and revenues.

Shaw, like many E&C companies, has been growing both in terms of business volume and profitability. Selective company data below supports these points:

In millions of dollars:

	2005	2006	2007E	2008F
Revenues	$3,300	$4,800	$5,700	$7,200
Net Income (loss)	$16.0	$50.9	$(13.6)	$194.2
Backlog of Unfilled Orders	$6,700	$9,100	$14,300	N/A
Total Assets	$2,090	$2,529	$3,900	N/A
Shareholders’ Equity	$1,147	$1,243	$1,250	$1,445
Market Capitalization*	$1,700	$2,200	$5,600	N/A

*	As of October 17 of each year

We reported record revenues, earnings, and backlog as of and for the quarterly period ended May 31, 2007 and the stock value of Shaw has appreciated approximately 100% during the calendar year-to-date period. Increases in business volume and earnings appreciation have also been reported by other E&C companies resulting in similar increases in their stock values. As an example, five other large American based E&C companies have seen their year-to-date stock values appreciate in amounts ranging 70% to 170%.

Financial results within E&C companies are generally considered “lumpy” when viewed on a quarter to quarter basis given the nature of large individual projects common to the industry. These discrete projects progress through the financial results at differing phases of execution and small percentage changes in cost estimates can have a significant impact on a quarter’s earnings. A common theme in the industry is that a quarter does not make a trend and our historic and 2007 quarterly results reflect such volatility.

SAB 99 Qualitative Discussion:

As noted, volatility in earnings is not unusual in the E&C industry where small changes on large projects can have significant impacts on earnings. Fiscal year 2007 is one of those years for Shaw as we have recorded total charges and impairments in excess of $100 million pre-tax. These charges occurred primarily in the first and second quarters of the year. Additionally, our full year 2007 results will include $33.2 million pre-tax expense for currency fluctuations related to our yen denominated debt used to fund our $1.0 billion equity investment in Westinghouse completed during Q-1 of fiscal 2007.

While we recognize that quarterly results are important, we believe that longer time horizons are what the industry analysts and our shareholders focus on given the uncertainties associated with estimates on long-term projects. We are in the process of preparing our 2007 Annual Report on Form 10-K and have expanded our analysis below to consider the impact of the errors on both our quarterly and 2007 annual financial statements. Key points relating to our annual 2007 results are:

•	Our 2007 results were negatively impacted by a few discrete items including –

o	Changes in cost estimates on projects and reductions of anticipated claims recoveries and incentives primarily reflecting changes in our settlement strategies recorded in the first half of the fiscal year ($70 million pre-tax charges);
o	Currency fluctuations related to the yen-denominated debt relating to the Westinghouse transaction ($33.2 million pre-tax);
o	Interest expense from the Westinghouse debt ($30.6 million pre-tax);
o	Impairments recognized in Q-2 relating to investments in military housing projects ($44 million pre-tax)
o	An additional accrual of tax expense for tax matters currently under appeal ($10 million).

•

Additionally, our consolidated 2006 results, primarily in our E&I operating segment, were significantly higher than 2007 as a result of the disaster relief, emergency response and recovery services we provided in the wake of hurricanes Katrina and Rita.

We disclosed these items in our MD&A discussions in our 2007 filings as applicable and will continue such disclosure in our Annual Report on Form 10-K.

Nevertheless, we anticipate that consolidated operating income for 2007, inclusive of the correction of prior year errors, will increase (approximately 9%) which is consistent with the upward trend for our business that became evident in the second half of the year.

We also expect the increased revenue and operating earnings trends to accelerate as we execute our record backlog. With approximately $14 billion in backlog of unfilled orders at August 31, 2007, we have provided guidance to the market that we expect 2008 revenues to approximate $7 billion. Thus we believe that the Adjustments as shown on the attached Exhibits do not have any meaningful impact on any trend analysis which showed an earnings decline in the first half of the year and an increase thereafter.

We also analyzed the following additional qualitative factors that could be considered by readers of our financial statements (along with our comments, noted in italics). When assessing the qualitative aspects of materiality, we considered whether there is substantial likelihood that a reasonable person would consider it important. We also assess whether one would view the facts in context of the surrounding circumstances or the total mix of information available about the company. At all times we concluded that the items being discussed herein were not material to us nor would they be material to external parties. Specific issues considered include:

1)	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate, and, if so, the degree of imprecision inherent in the estimate;

Approximately half of the components comprising the adjustments include estimates or judgments or interpretation or application of accounting principles that do not lend themselves to precise measurements. Our business focuses on designing, engineering, and constructing large industrial projects such as power plants, chemical facilities, etc. that take years to complete. As such we utilize long-term construction accounting as prescribed in SOP 81-1. Many of our significant entries arise from estimate factors that effect our project estimates-at-completion or estimates of cost incurred to-date attributable to labor, commodities, subcontractors, and other equipment and materials suppliers. Even the weather has an impact on the ability to progress work on these large projects. Paragraph 27 of SOP 81-1 states:

“Estimating is an integral part of contractors’ business activities, and there is a necessity to revise estimates on contracts continually as the work progresses. The fact that circumstances may necessitate frequent revision of estimates does not indicate that the estimates are unreliable for the purpose for which they are used. Although results may differ widely from original estimates because of the nature of the business, the contractor, in the conduct of his business, may still find the estimates reasonably dependable.”

As a result, we believe that the SAB 99 materiality assessment has to consider, and we did consider, that we have errors or misstatements that affect our contract estimates that are inherently imprecise. This is especially evident on projects ranging in value from $500 million to in excess of $1 billion that are being executed over periods ranging from three to five years. Our cost of operating revenues in 2007 will approximate $5.3 billion. Thus a $4 million net in change in cost estimates on our portfolio of thousands of projects equates to only a 0.07% change in our cost of operating revenues.

2)	whether the misstatement masks a change in earnings or other trends;

The trend in earnings for the first half of 2007 is a significant decline from 2006 due to the reduction in the volume of hurricane emergency response activities from 2006 and the fact that 2007 results are dominated by the discrete charges and impairments, the effects of the Westinghouse bonds, and tax provisions discussed above. The prior period Adjustments recorded in the quarterly period ended November 30, 2006 have no significant impact in the changes in our earnings from period to period (quarterly or annually) when compared to the discrete items described above and when considering the size of our company and the volume of our business.

3)	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

In each period to which Adjustments apply, Shaw missed analysts’ expectations and would have missed analysts’ expectations regardless of when the Adjustments were reflected in our financial results.

4)	whether the misstatement changes a loss into income or vice versa;

In no period would our consolidated income have been changed to a loss or visa versa as a result of reflecting the Adjustments in the reported results.

5)	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

All our segments play a significant role in our operations and profitability, and the errors and Adjustments impacted each of them. We determined no discernable impact on any segment profitability trends as a result of the Adjustments.

6)	whether the misstatement affects the registrant’s compliance with regulatory requirements;

There are no regulatory requirements (see debt compliance below) that are impacted by the Adjustments.

7)	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

Compliance with our debt covenants was not, nor would have been, altered by the Adjustments in any reporting period.

8)	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

The Adjustments did not allow executives, as a result of the treatment of the items included in the Adjustments, to meet or exceed targeted earnings in any of the periods in question. Thus the Adjustments had no significant impact on compensation or earnings targets.

9)	whether the misstatement involves concealment of an unlawful transaction.

There is no evidence to suggest that any of the Adjustments involve any unlawful activities.

Quantitative Analysis

This section summarizes the Company’s assessment and conclusion on out-of-period Adjustments on the financial statements for fiscal 2005, 2006 and 2007 (through the nine months ended May 31, 2007) and estimates for the full year 2007. Our policy is to use the rollover method for evaluating the effects of uncorrected prior year misstatements on current year financial statements. Therefore, errors were quantified as the amount by which the current year income statement is misstated, after considering the reversing and correcting effects of uncorrected prior year misstatements. Out-of-period misstatements or Adjustments include entries recorded in the period to correct for prior period errors.

We did not early adopt SAB 108 as the provisions of SAB 108 are applicable to all SEC registrant financial statement audits for the years ending after November 15, 2006. Our fiscal year ends August 31, 2007 and as disclosed in our 2007 quarterly reports, we continue to consider the effects of such adoption.

The following summary analysis and the attached Exhibits includes all known Adjustments to properly state each period. This analysis summarizes the following periods: year-end fiscal 2005; year-end fiscal 2006; and the first three quarters of 2007 results.

In our assessment, we did not identify any misstatement of an individual amount to cause the financial statements as a whole to be materially misstated. Additionally, in our assessment, we aggregated all misstatements that affected each key subtotal or total and did not identify that the misstatements in the aggregate affect a subtotal or total in a way that caused our financial statements as a whole to be materially misleading. Therefore, we concluded that the Adjustments are immaterial, both individually and in the aggregate, to the overall presentation of our financial statements for each of these periods and our estimated 2007 annual results.

Detailed Analysis

We performed our materiality assessment in accordance with the guidance outlined in SAB 99, codified as SAB Topic 1 M. 1. We use a numerical threshold to provide a basis for our preliminary assumption that a deviation of less than a specified percentage with respect to a particular item in the financial statements is unlikely to be material. We believe a numeric threshold of 5% of pretax net income from continuing operations provides a reasonable basis for a preliminary conclusion on which to apply other qualitative factors. However, we did consider whether errors less than 5% could be considered material either individually and in aggregate. We concluded that neither those items individually or in the aggregate would be considered material to our financial statements. Therefore, the analysis included herein focuses on only those items > 5%.

In connection with our analysis of the quarterly periods for fiscal 2007, we considered APB 28, paragraph 29 (as amended by SFAS 154 C19):

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Exhibits I, II, and III provide a summary of our quantitative analyses of the impact of Adjustments on the relevant periods on Revenues, Gross Profit, Operating Income,

Income Before Taxes, and Net Income. These Exhibits should be referred to when reviewing this response.

The sections below (by period) address our consideration of individual line items in the attached Exhibits where the Adjustments cause a deviation of greater than our 5% threshold.

Year-end Fiscal 2005 and 2006 (Exhibits I & II)

The impact of the Adjustments did not change a trend or explanation of the change in the amount of the line item from an MD&A viewpoint.

We believe these amounts are immaterial to our reported results and financial statements both individually and when taken as a whole.

1st Quarter Fiscal 2007 (Exhibit III)

For the three months ended November 30, 2006, the Company reported a net loss of $14.0 million. The impact of the Adjustments increases our net loss by less than $1.1 million. The Company believes that a $1.1 million net impact is quantitatively immaterial to the overall financial statements of the company given the size of our operations and the volatility associated with project estimates. Our 1st Quarter revenues totaled $1.3 billion. The Adjustments are creating some percentage impacts exceeding 5% on certain income statement subtotals due to the low absolute value of the net loss in the quarter when viewed in comparison to the size of our company.

•	Gross profit under-reported by $4.9 million, 5.6% of reported gross profit
o

From a trending standpoint, reported gross profit was $108.0 million in the 1st Quarter of fiscal 2006, $89.6 million in the 4th quarter of 2006, and $86.4 million in the 1st Quarter of fiscal 2007. The 1st Quarter of 2006 contained significant amounts of emergency response work associated with the clean up of hurricanes Katrina and Rita that was not repeated in 2007. These were significant events and do not impact any of our business trends. The Adjustments did not change the gross profit trend which is significantly reduced from the 1st quarter of 2006 but is consistent to the gross profit to the 4th quarter of 2006. In addition, the quarter impact was assessed in comparison to the expected full fiscal year in accordance with APB 28, paragraph 29. We also considered and discuss below, our actual results for the first nine months. Our gross profit for the first nine months, inclusive of the approximately $70 million in project related charges, was $252.8 million. Thus the adjustments impacted nine month gross profit by 2%. We expect to report 2007 annual gross profit of approximately $387 million so the impact of the Adjustments approximates 1.3%.

•	Operating income was under-reported by $3.6 million, 15.4% of reported operating income

o

From a trending standpoint, reported operating income was $53.7 million in the 1st Quarter of fiscal 2006, $25.4 million income in the 4th Quarter of 2006, and $23.2 million in the 1st Quarter of fiscal 2007. The Adjustments, while a significant percentage of the income statement subtotal, had no meaningful impact on this trend given the quarterly decline in activities associated with the clean up from hurricanes Katrina and Rita. In addition, the quarter impact will be assessed in comparison to the full fiscal year in accordance with APB 28, paragraph 29. We are projecting annual operating income for fiscal 2007 to exceed $110 million, and the impact of the Adjustments is less than 3.5% of that amount. Again, these annual amounts are net of the $70 pre-tax charges noted above.

•	Income before taxes under-reported by $3.5 million, 21.0% of the reported amount
o

From a trending standpoint, reported income before taxes was $51.4 million in the 1st Quarter of fiscal 2006, $20.1 million for the 4th Quarter of fiscal 2006, and a loss of $16.9 million in the 1st Quarter of fiscal 2007. There is a trend of significant decline in income before taxes, with or without the Adjustments. The decline is a result of the hurricane related work in 2006 and the 1st quarter of 2007 includes a foreign currency exchange loss of $30.6 million and $4.6 million in interest expense from the debt associated with our investment in Westinghouse. The Adjustments, while a significant percentage of the income statement subtotal, had no meaningful impact on this trend.

•	Net income under-reported by $1.1 million, 7.8% of reported net income
o

From a trending standpoint, net income was $32.7 million in the 1st Quarter of fiscal 2006, $13.0 million income in the 4th Quarter of 2006, and a net loss of $14.0 million in the 1st Quarter of fiscal 2007. The Adjustments, while a significant percentage of the income statement subtotal, had no meaningful impact on this trend of a significant decline from prior quarters. In addition, in absolute terms the net Adjustments to our net loss for the 3 months of $1.1 million is a quantitatively immaterial amount in relation to Shaw’s overall financial statements.

2nd & 3rd Quarters Fiscal 2007 – 3 months

No items impacted by the Adjustments by a meaningful amount exceeding 5%. Further, the impact of the Adjustments did not change a trend or explanation of the change in the amount of the line item from an MD&A viewpoint. The second quarter results were driven primarily by pre-tax charges approximating $70 million, and a $44 million pre-tax ($26.44 after tax) impairment charge.

We believe the adjustment amounts are immaterial both individually and in total to our reported results and financial statements when taken as a whole.

2nd Quarter Fiscal 2007 – 6 months

For the six months ended February 28, 2007, the Company reported a net loss of $76.6 million. The net impact of the Adjustments on the net loss is that we increased the reported net loss by $1.6 million (inclusive of the $1.1 million recorded in the 1st Quarter). The Company believes that a $1.6 million net impact is quantitatively immaterial to the overall financial statements of the company. Our consideration included the fact that the Company reported revenues totaling $2.5 billion for the six month period. While we believe the relatively small dollar amount of the Adjustments is not material, we also considered that such Adjustments result in some significant percentage impacts on income statement profitability subtotals due to the low absolute value of the net operating loss reported in the period caused primarily by the charges noted above.

•	Operating income under-reported by $4.6 million, 25.3% of reported operating income
o	The operating loss reported in the period was due primarily to increases in the cost estimates and reduction in anticipated claims recoveries and estimated realization of incentives on various projects which reduced gross profit and operating income by over $70 million for the year-to-date period. As a result, the negative trend as compared to normal results for the prior year-to-date period operating income would have been nominally impacted by the adjustment. From a trending standpoint, reported operating income was $96.2 million for the six months ended February 28, 2006 and an operating loss of $18.3 million for the six months ended February 28, 2007. The Adjustments, while a significant percentage of the income statement subtotal line item, had no meaningful impact on this trend. In addition, the quarter impact should be assessed in comparison to the full fiscal year in accordance with APB 28, paragraph 29. We are projecting annual operating income for fiscal 2007 to exceed $110 million, and the impact of the Adjustments is less than 4.5% of that amount.

•	Income before taxes under-reported by $4.6 million, 12.3% of the reported amount
o	See above discussion on the material impact on operating income that also impacted income before taxes. From a trending standpoint, reported income before taxes was $91.2 million for the six months ended February 28, 2006 and a loss of $37.7 million for the six months ended February 28, 2007. The Adjustments, while a significant percentage of the income statement subtotal line item, had no meaningful impact on this trend.

We believe the adjustment amounts are immaterial both individually and in total to our reported results and financial statements when taken as a whole.

3rd Quarter Fiscal 2007 – 9 months

For the nine months ended May 31, 2007, the Company reported a net loss of $22.0 million. The net impact of the Adjustments on the net loss is that we should have reported a reduction in the reported net loss of $1.4 million (inclusive of the $1.1 million out-of-period Adjustments recorded in the 1st Quarter). The Company believes that a $1.4 million net impact is quantitatively immaterial to the overall financial statements of the company. Again, our consideration included the fact that the Company reported revenues totaling $4.1 billion for the nine month period. Consistent with previous quarterly analyses, we assessed the impacts on income statement profitability subtotals while considering the low absolute value of the net operating loss reported in the period.

•	Operating income under-reported by $4.2 million, 8.8% of reported operating income
o	The operating loss reported in the period was due primarily to charges resulting from increases in the cost estimates and reduction in anticipated claims recoveries and estimated realization of incentives on various projects which reduced gross profit and operating income by over $70 million for the year-to-date period. As a result, the negative trend as compared to normal results for the prior year-to-date period operating income would have been nominally impacted by the adjustment. From a trending standpoint, reported operating income was $77.8 million for the nine months ended May 31, 2006 and $48.8 million for the nine months ended May 31, 2007. The Adjustments, while a significant percentage of the income statement subtotal, had no meaningful impact on our trends given the impact of the above noted charges. In addition, the quarter impact should be assessed in comparison to the full fiscal year in accordance with APB 28, paragraph 29. We are projecting annual operating income for fiscal 2007 of $112 million (net of the noted charges), and the impact of the Adjustments is 3.8% of that amount.

•	Income before taxes under-reported by $4.3 million 11.8% of the reported amount
o	See above discussion on the material impact on year-to-date operating income that also impacted income before taxes. From a trending standpoint, reported income before taxes was $67.7 million for the nine months ended May 31, 2006 and a loss of $36.2 million for the nine months ended May 31, 2007. The Adjustments, while a significant percentage of the income statement subtotal line item, had no meaningful impact on this trend.

We believe the adjustment amounts are immaterial both individually and in total to our reported results and financial statements when taken as a whole.

Expected Fiscal 2007

Although we have not finalized and issued our financial statements for the fiscal year ended August 31, 2007, we have preliminary results for the year as of the date of this letter. We are expecting to report approximately $5.7 billion in revenues, $387 million in gross profit, $112 million in operating income, $42 million in income before taxes and a net loss of $14 million. We have Adjustments for the year of approximately $1.2 million (inclusive of the $1.1 million recorded in the 1st Quarter). Given all of the significant items impacting our results for the fiscal year, the significant decline from 2006 due to the hurricane related profits, the $70 million pre-tax charges, the $44 million pre-tax ($24 million net of tax) equity earnings loss impairment, the $10 million tax adjustment and the foreign currency translation loss and interest expense in excess of $66 million on the Westinghouse bonds, we do not believe that an Adjustment of $1.2 million after tax is material to the overall presentation of our financial statements.

Conclusion

For the reasons noted above, we believe that our financial statements included in our Form 10-K/A for the Fiscal Year Ended August 31, 2006, Form 10-Q/A for the Quarterly Period Ended November 30, 2006, Form 10-Q for the Quarterly Period Ended February 28, 2007, and Form 10-Q for the Quarterly Period Ended May 31, 2007 are not materially misstated due the impact of the Adjustments.

We understand the confusion that may have been created by our previous disclosure in Note 2 and would offer to expand such disclosure in our forthcoming 2007 Form 10-K to disclose all Adjustments recorded and their impact on key financial statement line items. Specifically, we would propose adding the following in addition to our previous quarterly disclosures in the 2007 Annual Report on Form 10-K which we anticipate filing in the next several weeks –

“…Other adjustments were also recorded by the Company during 2007 that related to prior periods that combined with these adjustments reduced our 2007 net earnings by $1.2 million. We believe these adjustments are immaterial to the Company’s consolidated financial statements.”

The Shaw Group Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-Q filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 225-932-5800 should you require any additional information. Thank you for your consideration of this matter.

Very truly yours,

/s/ Brian Ferraioli
Brian Ferraioli Executive Vice President and Chief Financial Officer

cc:	J.M. Bernhard, Jr.

Cliff Rankin

Mike Lucki, Ernst & Young LLP

Dennis Whalen, KPMG LLP

David Oelman, Vinson & Elkins LLP

Exhibit I

The Shaw Group Inc.

Materiality Assessment (dollars in 000s)

Year-to-Date Income Statement Fiscal 2005

	As Filed 8/31/2005	Adjustments	If Adjusted 8/31/2005	Adjustments As % of As filed
Revenues	$3,262,328	$2,094	$3,264,422	0.1%

Gross profit	$292,670	$1,486	$294,156	0.5%

Operating income	$102,418	$1,222	$103,640	1.2%

Income (loss) before income taxes, etc.	$38,781	$380	$39,161	1.0%

Net (loss) income	$15,976	$212	$16,188	1.3%

Exhibit II

The Shaw Group Inc.

Materiality Assessment (dollars in 000s)

Year-to-Date Income Statement Fiscal 2006

	As Filed 8/31/2006	Adjustments	If Adjusted 8/31/2006	Adjustments As % of As filed

Revenues	$4,775,615	$(6,584)	$4,769,031	0.1%

Gross profit	$329,472	$(5,864)	$323,608	1.8%

Operating income	$103,228	$(5,227)	$98,001	5.1%

Income (loss) before income taxes, etc.	$87,705	$(4,385)	$83,320	5.0%

Net (loss) income	$50,850	$(1,396)	$49,454	2.7%

Exhibit III

The Shaw Group Inc.

Materiality Assessment (dollars in 000s)

Quarterly and YTD Income Statement Fiscal 2007

	As Filed 9 Months 5/31/2007	Adjustments	If Adjusted 9 Months 5/31/2007	Adjustments As % of As Filed

Revenues	$4,080,347	$4,776	$4,085,123	0.1%

Gross profit	$252,826	$4,664	$257,490	1.8%

Operating income	$48,753	$4,291	$53,044	8.8%

Income (loss) before income taxes, etc.	$36,220	$4,291	$40,511	11.8%

Net (loss) income	$(21,956)	$1,358	$(20,598)	6.2%

	As Filed 6 Months 2/28/2007	Adjustments	If Adjusted 6 Months 2/28/2007	Adjustments As % of As Filed

Revenues	$2,478,911	$5,111	$2,484,022	0.2%

Gross profit	$117,330	$4,999	$122,329	4.3%

Operating income	$(18,288)	$4,626	$(13,662)	25.3%

Income (loss) before income taxes, etc.	$(37,745)	$4,626	$(33,119)	12.3%

Net (loss) income	$(76,574)	$1,560	$(75,014)	2.0%

Exhibit III (continued)

The Shaw Group Inc.

Materiality Assessment (dollars in 000s)

Quarterly and YTD Income Statement Fiscal 2007

	As Filed 3 Months 5/31/2007	Adjustments	If Adjusted 3 Months 5/31/2007	Adjustments As % of As Filed

Revenues	$1,601,436	$(335)	$1,601,101	0.0%

Gross profit	$135,496	$(335)	$135,161	0.2%

Operating income	$67,041	$(335)	$66,706	0.5%

Income (loss) before income taxes, etc.	$73,965	$(335)	$73,630	0.5%

Net (loss) income	$54,618	$(203)	$54,415	0.4%

	As Filed 3 Months 2/28/2007	Adjustments	If Adjusted 3 Months 2/28/2007	Adjustments As % of As Filed

Revenues	$1,208,709	$(591)	$1,208,118	0.0%

Gross profit	$30,928	$130	$31,058	0.4%

Operating income	$(41,498)	$1,043	$(40,455)	2.5%

Income (loss) before income taxes, etc.	$(20,864)	$1,079	$(19,785)	5.2%

Net (loss) income	$(62,581)	$471	$(62,110)	0.8%

	As Filed 3 Months 11/30/2006	Adjustments	If Adjusted 3 Months 11/30/2006	Adjustments As % of As Filed

Revenues	$1,270,202	$5,702	$1,275,904	0.4%

Gross profit	$86,402	$4,869	$91,271	5.6%

Operating income	$23,210	$3,583	$26,793	15.4%

Income (loss) before income taxes, etc.	$(16,881)	$3,547	$(13,334)	21.0%

Net (loss) income	$(13,993)	$1,089	$(12,904)	7.8%